For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

John Londry, Vice President Exploration, Retires

Pacific North West Capital Corp. Appoints

New Vice President Business Development and Vice President  Exploration

Vancouver, British Columbia – November 18, 2008 Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) -- Pacific North West Capital Corp. (the "Company") announces the retirement of Mr. John Londry as Vice President, Exploration.  On behalf of the Board, management and shareholders of the Company, we would like to thank Mr. Londry for his years of dedication and service to the Company.  Mr. Londry has agreed to be available to the Company as a consultant for assistance with special projects.

The Company is pleased to announce the appointments of Dr. Greg Myers, Ph.D., P.Geo., as Vice-President Business Development and Dr. Jonathan Findlay, Ph.D., P.Geo as Vice-President Exploration.

On behalf of the Board of Directors of Pacific North West Capital Corp, Harry Barr, President and CEO, would like to welcome Dr. Myers and Dr. Findlay to the Company.  The members of the Board of Directors are looking forward to working closely with Dr. Myers and Dr. Findlay to further develop our corporate objectives.

Dr. Myers, Ph.D., P.Geo. has 25 years of experience in the base and precious metal resource industry ranging from grass-roots exploration to mine production.  Dr. Myers is a recognized expert in the assessment and evaluation of base and precious metal systems and has enjoyed a distinguished career that has been both field and research oriented.  Dr Myers has designed and implemented several successful exploration and mine feasibility programs in Mexico, Peru, and North America working for several companies including BHP Billiton, Phelps Dodge, Kennecott, Newmont, and several junior companies.  During his career he has been involved with the discovery of three gold mines and the significant resource expansion at several gold and copper mine properties in Alaska, Nevada, New Mexico, Mexico, and Peru. Dr. Myers has served as President, CEO, COO, VP Exploration, and Director of several junior Canadian mining companies.

Dr. Jonathan Findlay, Ph.D., P.Geo., brings with him 20 years of industry experience, primarily focused on Copper-Nickel-Platinum Group Metal deposits in mafic and ultramafic rocks.  Dr. Findlay has worked on over such thirty projects, in geographically diverse areas including Canada, USA, Brazil, India and South Africa.  Dr. Findlay's experience includes senior exploration roles with Anglo American Base Metals Exploration, as well as numerous junior exploration companies, including Freewest Resources, Canamera Geological Ltd. New Millenium Metals, Mustang Minerals, and most recently, Beartooth Platinum Corp.  Dr. Findlay is a specialist in Platinum Group Metals and Nickel, and his knowledge will be a core asset to Pacific North West Capital Corp.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals.  Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM.  The Company has $7.8 Million in working capital and securities with no debt.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	November 18, 2008